SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 FORM 12b-25

                         Notification of Late Filing


                       Commission File Number  0-18695

(Check one)
/X/  Form 10-K and Form 10-KSB      Form 11-K
   Form 20-F  / /  Form 10-Q and Form 10-QSB      Form N-SAR

     For period ended        June 30, 1996
   Transition Report on Form 10-K and Form 10-KSB
   Transition Report on Form 20-F
   Transition Report on Form 11-K
   Transition Report on Form 10-Q and Form 10-QSB
   Transition Report on Form N-SAR

     For the transition period ended

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                                    PART I
                           REGISTRATION INFORMATION

     Full name of registrant               Work Recovery, Inc.

     Former name if applicable


     Address of principal executive office (Street and Number)
                       2341 South Friebus Avenue



     City, State and Zip Code               Tucson, Arizona  85713

                                   PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     /X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     /X/ (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                                   PART IV
                              OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

       Robert D. Judson, Jr.         520            322-6634

            (Name)                 (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              Yes     /X/  No

         Form 10-Q for the quarters ended September 30, 1995, December 31, 1995 and March 31, 1996.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           /X/  Yes        No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Work Recovery, Inc.

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   October 1, 1996
        By   \s\ ROBERT D. JUDSON, JR.
        Robert D. Judson, Jr. Chief Financial Officer, Acting

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001).

                             GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule
13(b) of Regulation S-T.

                            ADDITIONAL INFORMATION

In response to Part II (b):

     The late filing of Form 10-K for the year ended June 30, 1996 is caused by the Registrant's delay in preparing and furnishing certain information to Registrant's counsel and independent auditors.

In response to Part IV (3):

     Registrant is not able to quantify the year end results until the audit for the fiscal year ended June 30, 1996 is completed.

     The Company anticipates filing its amended Plan of Reorganization on or about October 4, 1996 and expects the Form 10-K to include a discussion of the amended Plan.